NEWS RELEASE	ELD No. 15-15
TSX: ELD NYSE: EGO	August 19, 2015

Greece Update

Vancouver, BC – Eldorado Gold (“Eldorado” or “the Company”) confirms that Hellas Gold S.A. – a Greek subsidiary of the Company – has been made aware of a notification from Greece’s Ministry of Energy (“the Ministry”) suspending the technical studies pertaining to the Skouries and Olympias projects in Halkidiki, northern Greece.

The suspension is based on testwork completed on the Olympias Phase III flash smelting process. This pilot scale test work was completed at Outotec's comprehensive metallurgical and smelting facility in Finland, while the Ministry contends that it should have been done at site in Halkidiki.

The testwork is a part of the technical studies pertaining to both the Skouries and Olympias projects. The technical studies form the basis of a number of other permits required by the Company in order to proceed with the development and construction of the Skouries and Olympias projects.  The Company is reviewing the notification of the Ministry with its technical and legal teams and will take legal action.

Paul Wright, Chief Executive Officer of Eldorado, commented: “We are most disappointed and perplexed by this entirely inappropriate decision of the Ministry of Energy, which puts 5,000 direct and indirect jobs in Greece at risk, including the jobs of 2,000 Greek employees and contractors of Hellas Gold.  We have received numerous favorable decisions of the Council of State – Greece’s Supreme Court on administrative and environmental matters – over the course of the last three years, which confirm the legality of our activities in Halkidiki.  We will once more take legal action against a decision of the Ministry in order to safeguard the rights of Eldorado, Hellas Gold, our Greek employees and the communities and stakeholders that support our projects in Halkidiki. At this time, work at all our Halkidiki operations and projects continues as normal; however, Hellas Gold may be forced to suspend all its mining and development activities in Halkidiki due to this rash decision by the Ministry of Energy.”

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Greece Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Paul Skayman, Chief Operating Officer

Eldorado Gold Corporation

604.601.6652 or 1.888.353.8166

Email: pauls@eldoradogold.com